Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                               November 12, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



    Re:                                  FT 9806
                  Balanced Income Equity and ETF Portfolio, Series 52
                                     (the "Trust")
                         CIK No. 1880511  File No. 333-260583
--------------------------------------------------------------------------------


Dear Mr. Cowan:

     We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

     1. THE DISCLOSURE NEEDS TO ADDRESS WHAT THE DIVIDEND PAYING STANDARD IS FOR THE INITIAL UNIVERSE OF COMMON STOCKS.

     Response: The Trust has revised its disclosure as follows:

     "The Sponsor created an initial universe of Common Stocks by selecting stocks that trade on a U.S. stock exchange either directly or through an ADR (American Depositary Receipt), have a market capitalization of greater than $5 billion, have a dividend yield greater than the S&P 500(R) Index and have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust's purchases and/or redemption requirements."

Risk Factors
------------

     2. IF THE TRUST WILL HAVE MATERIAL EXPOSURE TO CHINA, PLEASE DISCLOSE THE RISKS ASSOCIATED WITH INVESTMENTS IN CHINA.

     Response: If, based on the Trust's final portfolio, the Trust has material exposure to China, appropriate risk disclosure will be added to the Trust's prospectus.

     We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                               Very truly yours,

                                               CHAPMAN AND CUTLER LLP


                                               By  /s/ Daniel J. Fallon
                                                   ________________________
                                                       Daniel J. Fallon